Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 6 DATED MAY 7, 2019
TO THE OFFERING CIRCULAR DATED FEBRUARY 27, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated February 27, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 1, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

Controlled Subsidiary Investment – Brandywine Passthrough LLC

On September 11, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Brandywine Passthrough LLC (the “RSE AJH Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $4,000,000, which was the initial stated value of our equity interest in the RSE AJH Controlled Subsidiary (the “RSE AJH Investment”). The RSE AJH Controlled Subsidiary used the proceeds to acquire a 301-unit stabilized apartment complex located at 400 & 402 Foulk Road, Wilmington, DE 19803 (the “the Brandywine Hundred Apartments”).  On April 30, 2019, Brandywine Passthrough LLC paid off the $4,000,000 investment through a refinance of the property. The RSE AJH Controlled Subsidiary secured a Freddie Mac senior loan and a Freddie Mac mezzanine loan simultaneously at more favorable terms in exchange for agreeing to keep the property more affordable over the life of the loans. The RSE AJH Controlled Subsidiary applied for a Freddie Mac program where sponsors are able to receive higher leverage at more favorable interest rates in exchange for capping annual rental increases at the property and making at least half the units affordable throughout the term of the loan. All preferred return payments were paid in full during the investment period, and the investment yielded an IRR of approximately 11.0%.